Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0291281 - CITIGROUP GLOBAL MARKETS LIMITED

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.AmendBack to Summary

Disclosure Questions

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Check the question(s) you are disclosing the regulatory action under: Show Questions
DEFGHI

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:

NON-U.S. REGULATOR SEC

Name of Regulatory Body: FINANCIAL CONDUCT AUTHORITY

CASE INFORMATION

Case Number:

Case Status: FINAL PENDING

Date Resolved:

AUGUST 2022 JANUARY

Were any of the following sanctions imposed?:

BAR (TEMPORARY/PERMANENT)

Other: FINE - GBP 12,553,800

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

In August 2022 the UK Financial Conduct Authority ("FCA") imposed a financial penalty of GBP 12,553,800 on Citigroup Global Markets Limited ("CGML"). The penalty arose because the FCA determined that CGML had breached (i) Principle 2 of the FCA's Principles for Businesses (a high-level principle requiring regulated firms to act with due skill, care, and diligence); and (ii) Article 16(2) of the EU Market Abuse Regulation ("MAR") (which requires firms to establish effective systems to detect potential market abuse). The Principle 2 breach relates to the steps taken by CGML between November 2015 and January 2018 to implement the MAR requirements. The Article 16(2) MAR breach relates to the level of trade surveillance coverage that CGML had in place between July 2016 and January 2018 (which the FCA found was not effective or proportionate).

Full details of the penalty can be found on the FCA's website at:
https://www.fca.org.uk/news/press-releases/fca-fines-citigroups-international-broker-dealer-failures-detection-market-abuse

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt,

and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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